Via Facsimile and U.S. Mail
Mail Stop 6010

January 10, 2007

Mr. Gary Coy
Vice President and Chief Financial Officer
Amarillo Biosciences, Inc.
4134 Business Park Drive
Amarillo, TX 79110

Re: Amarillo Biosciences, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2005
      Form 10-QSB for the Quarterly Period Ended March 31, 2006
      Form 10-QSB for the Quarterly Period Ended June 30, 2006
      File No. 000-20791

Dear Mr. Coy:

      We have completed our review of your Forms 10-KSB and 10-QSBs and have no
further comments at this time.

                                    Sincerely,

                                    Jim Atkinson
                                    Accounting Branch Chief